Manthey Redmond Corporation

10940 Wilshire Boulevard, Suite 1600

Los Angeles, CA 90024

November 16, 2012

Via EDGAR and Overnight Delivery

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Division of Corporate Finance

Re:	Manthey Redmond Corporation

Form 10-K for the Year Ended December 31, 2011

Filed April 5, 2012

File No. 333-161600

Dear Mr. Vaughn,

On behalf of Manthey Redmond Corporation (the “Company”), we are responding to the Staff’s letter dated October 19, 2012 (the “Comment Letter”), relating to the above-referenced Form 10-K for the Year Ended December 31, 2011 (the “Form 10-K”). In response to the comments set forth in the Comment Letter, the Form 10-K has been amended and the Company is filing Amendment No. 1 to the Form 10-K (“Amendment No. 1”) with this response letter. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Form 10-K for the Year Ended December 31, 2011

Cover Page

1.	We note from the cover page of your Form 10-K that you have registered your common stock pursuant to Section 12(b) of the Securities Exchange Act of 1934 and that you have indicated by check mark that you are required to file reports pursuant to Section 13 or Section 15(d). However, it appears you never registered any class of your securities under Securities Exchange Act of 1934. Also, given your disclosure regarding the number of record holders of your common stock and total assets, it also appears your reporting obligations have already been suspended pursuant to Exchange Act Section 15(d). Therefore, if true, please revise future filings to eliminate any suggestion that you have a class of your securities registered under Exchange Act Section 12 or are otherwise required to file Exchange Act reports.

In response to the Staff’s comment, we have revised our Cover Page to eliminate any suggestion that we have a class of securities registered under Exchange Act Section 12 or are otherwise required to file Exchange Act reports.

General, page 3

2.	Please tell us about, and revise future applicable filings to disclose, the development of your business during the past 3 years. See Item 101(h) of Regulation S-K. It is unclear from your current disclosure what changes to your business, products and technology have occurred since your registration statement on Form S-1 was declared effective, and what remains to be done, including any material obstacles you need to overcome. For example, your Form 10-Q for the period ended March 31, 2012 indicates you will continue research and development during 2012, that you are currently testing the latest prototype and field testing is planned to begin in the second quarter. However, your subsequent Form 10-Q indicates that field testing did not begin during that quarter as planned. What research and development and testing are you conducting? What remains to be conducted, including the nature of the field testing? Why did field testing not begin as planned? How is the “latest prototype” different from prior versions? Given your disclosure that the three prototypes have operated without critical component failure, it is unclear what further developmental efforts are needed. Your response and revised disclosure should also address the status of any intellectual property you hold. In this regard, please reconcile your disclosures on pages 6 and 9 regarding whether you actually have and rely on intellectual property.

In response to the Staff’s comment, we have revised Item 1 of the Form 10-K to add the following disclosure:

“Report on Development of Technology

Development of the company’s licensed Technology is conducted in a competitive business environment as new technology related to internal combustion engines attempting to make engines more fuel efficient and more economical appear on the market frequently. The successful marketing of the Technology will depend on the ability of the Company to demonstrate sustainable advantages over existing proven and other newly developed technology. Specifically, the licensed Technology must prove successful in field testing and match dynamometer performances that earlier prototypes of the Technology realized during laboratory testing.

Since the original 2009 prototype completed proof-of-concept status, subsequent prototypes (through ongoing advancements to various internal components) have yielded greater torque - output whilst maintaining the same cylinder displacement during dynamometer testing. In mid 2012 this ongoing refinement of the licensed Technology progressed to marine field testing. This development milestone was delayed until a marine vessel was properly adapted for prototype testing - a task undertaken by the Manthey Holdings’ development facility (the facility) in 2011 and completed by mid 2012.

Once initial marine field testing commenced in mid 2012 it continued for approximately six (6) weeks so as to evaluate the performance of the engine in various conditions and under various loads in a marine environment. Considerable data was collated during this period of evaluation by the facility’s development team. Analysis by the facility’s development team (and particularly the inventor Steven Manthey) of the data highlighted that greater performance could be realized through the improved design of certain engine components. In particular the data highlighted that greater thermal efficiency was available for this latest prototype through improvements to air/fuel flow into the engine and also by raising the prototype’s in-cylinder compression ratio. Such enhancements, if successful, can translate into a more fuel efficient engine and further support the marketing of the licensed Technology and its performance when compared to our competitors’ current and future products.

The facility has elected to test the prototype (incorporating the new components) in the marine field testing vessel instead of on its laboratory’s dynamometer in the first instance. Ultimately the current prototype will also be tested on the facility’s dynamometer as it will enable additional data to be collated (particularly data related to emissions) to both further evaluate the performance of this prototype and identify possible enhancements whilst also providing data for future marketing purposes.

Future Research and Development

The current prototype is spark-ignited and is expected to have reached a suitable stage for marketing purposes to commence once the prototype has been evaluated on the Australia facility’s dynamometer as discussed above. Marketing of this engine will focus on the small to mid range powered engines in various applications. Future research planned for the Facility will target much larger applications such as heavy duty trucks and industrial power supply. This research will center on the development of compression-ignition prototypes of the licensed Technology.”

We also added the following disclosure to Item 1A:

“As part of the ongoing commercialization strategy of the licensed Technology, a revised provisional patent was filed by the Licensor in August 2012 and now forms part of the licensed Technology to the Company. This revised provisional patent incorporates the enhancements referred to above.”

Management’s Discussion and Analysis, page 11

3.	Please tell us, and revise future filings to disclose, the reasons for changes in the line items you discuss in your MD&A. For example, we note the increase in payment for professional services from $33,488 in 2010 to $93,488 in 2011.

In response to the Staff’s comment, we have revised our Management’s Discussion and Analysis section to disclose the reasons for changes in the line items discussed.

Item 8. Consolidated Financial Statements and Supplementary Data, page 13

Report of Independent Registered Public Accounting Firm, page F-1

4.	We note that the report of your independent accountant does not cover your cumulative period from inception (April 20, 2009) to December 31, 2011. Please note that auditor association with the cumulative data is required on an annual basis as long as you are in the development stage. Please amend your Form 10-K to include a report from your independent accountant that opines on the cumulative data.

In response to the Staff’s comment, our independent accountant has revised its report to cover cumulative period from inception (April 20, 2009) to December 31, 2011.

Item 9A. Controls and Procedures, page 14

5.	We note your disclosure that you have conducted an evaluation of the effectiveness of your internal controls over financial reporting and concluded such to be effective as of December 31, 2011. Please revise future filings, including any amendment to this filing, to disclose the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(a)(2) of Regulation S-K.

In response to the Staff’s comment, we have revised our disclosure in Item 9A to state that the framework used by management in making that assessment was the criteria set forth in the document entitled “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Item 10. Directors, Executive Officers and Corporate Governance, page 15

6.	Please tell us about, and revise future filings to disclose, the backgrounds of the individuals you list here. See Regulation S-K Item 401(e). Include in your response and disclosure in future filings the amount of time each individual devotes to your affairs as well as any other businesses to which they currently devote their time.

In response to the Staff’s comment, we have revised our disclosure to state the backgrounds of the individuals listed in Item 10.

Signatures, page 19

7.	The first sentence on this page indicates that “Clean Diesel Technologies, Inc.” filed this report. You also indicate the report was filed and signed on March 30, 2011, although it was actually filed on April 5, 2012. Please file a full amendment to your Form 10-K that includes a correct, currently dated signatures page.

In response to the Staff’s comment, we have revised the wrong company name and the date in the signature page.

Exhibit 31

8.	We note your reference in this certification to t he “Form 10 -K of On-Time Filings, Inc.”

Please revise future filings, including any amendment to this filing, to refer to the proper report.

In response to the Staff’s comment, we have revised the wrong company name and the date in the certifications.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MANTHEY REDMOND CORPORTION

By:	/s/ Steven Charles Manthey
Steven Charles Manthey
Director, President and Chief Executive Officer

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